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                                                                    EXHIBIT 99.1


[COX ENTERPRISES, INC. GRAPHIC]                          [COX COMMUNICATIONS]
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
Media Contacts:      Bob Jimenez - CEI                Investor Contact:   Richard Jacobson - CEI
                     (678) 645-0070                                       (678) 645-0111
                     bob.jimenez@coxinc.com                               richard.jacobson@coxinc.com

                     Ellen East - CCI                                     Lacey Lewis - CCI
                     (404) 843-5281                                       (404) 269-7608
                     ellen.east@cox.com                                   lacey.lewis@cox.com
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   COX ENTERPRISES, INC. REACHES AGREEMENT TO ACQUIRE PUBLIC MINORITY STAKE IN
                            COX COMMUNICATIONS, INC.

             Price of $34.75 in cash per share for 38% public stake

ATLANTA (October 19, 2004) - Cox Enterprises, Inc. (CEI) and Cox Communications, Inc. (CCI) [NYSE:COX] announced that they have reached an agreement for CEI to acquire the outstanding publicly held minority shares of CCI for $34.75 per share. The price represents a 26% premium over the July 30 closing price of $27.58 and an 8.6% premium over CEI's original proposal of $32 per share. CCI's full Board of Directors, with a unanimous recommendation of a Special Committee comprised of independent directors, unanimously approved the transaction. It will be structured as a cash tender offer by CEI and CCI commencing in approximately two weeks, followed by a merger. Upon completion of the transaction, which CEI believes can be completed by mid-December, CCI will become a wholly owned subsidiary of CEI.

"We are pleased to reach an agreement that makes sense for CEI and at the same time provides a full and fair price to CCI shareholders. It provides CCI shareholders with the opportunity to receive a substantial cash premium over the July 30 closing price," said James C. Kennedy, Chairman and Chief Executive Officer of CEI. "The transaction will allow CEI to increase its investment in the cable industry and strengthen CEI as a whole."

"Following an in-depth analysis with the assistance of our independent advisors, the Special Committee is satisfied that the financial agreement reflects an appropriate and fair price for the public shareholders," said Janet Clarke, Chair of the Special Committee.

"CEI is a great steward of its businesses and becoming fully private within the Cox family of companies will give us even more momentum in the marketplace." said Jim Robbins, President and Chief Executive Officer of CCI. "We're looking forward to running our business with a stronger long-term focus and continuing to provide our customers with outstanding service."


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As the next step in the process, CEI and CCI expect to commence a tender offer under the agreement in approximately two weeks. The tender offer will be subject to the condition that the majority of the publicly held minority shares are validly tendered and not withdrawn before the expiration of the tender offer, as well as other customary conditions.

Citigroup Global Markets and Lehman Brothers Inc. are serving as CEI's exclusive financial advisors in this transaction. Goldman, Sachs & Co. is serving as exclusive financial advisor to the Special Committee of CCI in this transaction. Citigroup, Lehman and JPMorgan have committed to provide $10 billion to fund the transaction, pay related fees and expenses, and provide CEI and CCI additional liquidity.

CEI and CCI also announced that they have entered into memoranda of understanding with counsel for the plaintiffs in the pending shareholder litigation that they anticipate will lead to settlement of such litigation. This press release is intended for informational purposes only and is not an offer to buy, a solicitation of an offer to sell or a recommendation to sell any shares of CCI common stock. The solicitation of offers to sell CCI shares will only be made pursuant to a tender offer statement on Schedule TO and an offer to purchase and related materials. CCI shareholders and other interested parties are urged to read the tender offer statement on Schedule TO, the offer to purchase and CCI's solicitation/recommendation statement on Schedule 14D-9 and other relevant documents filed with the SEC by CEI and CCI when they become available because they will contain important information. CCI shareholders will be able to obtain such documents free of charge at the SEC's web site: www.sec.gov or from CEI at 6205 Peachtree Dunwoody Road, Atlanta, GA 30328,
Attn: Corporate Communications.

COX ENTERPRISES (www.coxenterprises.com)
Cox Enterprises is one of the nation's leading media companies and providers of automotive services, with 2003 revenues of $10.7 billion and 77,000 employees. Major operating subsidiaries include Cox Communications, Inc. ([NYSE: COX] cable television distribution, telephone, high-speed Internet access and other advanced broadband services); Cox Newspapers, Inc. (newspapers, local and national direct mail advertising and customized newsletters); Cox Television (television and television sales rep firms); Cox Radio, Inc. ([NYSE: CXR] broadcast radio stations and interactive Web sites); and Manheim Auctions, Inc. (vehicle auctions, repair and certification services and web-based technology products). CEI also owns an equity stake in AutoTrader.com, the world's largest and most visited online source of vehicle listings for dealers and consumers.


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COX COMMUNICATIONS (www.cox.com)
Cox Communications, Inc. (NYSE: COX), a Fortune 500 company, is a multi-service broadband communications company with approximately 6.6 million total customers, including approximately 6.3 million basic cable subscribers. The nation's third-largest cable television provider, Cox offers both analog cable television under the Cox Cable brand as well as advanced digital video service under the Cox Digital Cable brand. Cox provides an array of other communications and entertainment services, including local and long distance telephone under the Cox Digital Telephone brand; high-speed Internet access under the Cox High Speed Internet brand; and commercial voice and data services via Cox Business Services. Local cable advertising, promotional opportunities and production services are sold under the Cox Media brand. Cox is an investor in programming networks including Discovery Channel. More information about Cox Communications can be accessed on the Internet at www.cox.com.

CAUTIONARY STATEMENT: Statements in this document represent the intentions, plans, expectations and beliefs of CEI and CCI and involve risks and uncertainties that could cause actual events to differ materially from the events described in this document, including risks or uncertainties related to whether the conditions to the tender offer will be satisfied, and if not, whether the tender offer and merger will be completed, as well as changes in general economic conditions, stock market trading conditions, tax law requirements or government regulation, and changes in the broadband communications industry or the business or prospects of CCI. CEI and CCI wish to caution the reader that these factors, as well as other factors described or to be described in CEI's or CCI's SEC filings with respect to the transaction, are among the factors that could cause actual events or results to differ materially from CEI's or CCI's current expectations described herein.

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